February 22, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Erin Purnell

Re:	Acceleration Request of BOA Acquisition Corp.
Registration Statement on Form S-1 (File No. 333-252739)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, BOA Acquisition Corp. (the “Company”), hereby requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 4:00 p.m., Eastern time, on February 23, 2021 or as soon thereafter as practicable. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, King & Spalding LLP, by calling Zack Davis at (404) 572-2770.

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Thank you for your assistance in this matter.

Very truly yours,

/s/ Benjamin Friedman
Benjamin Friedman
Chief Financial Officer

cc:       Christian Nagler, Kirkland & Ellis LLP